Exhibit 99.2

HAFNIA LIMITED: Key information relating to dividend for the first quarter 2024

TICKER:
NYSE: “HAFN”
OSLO: “HAFNI”

15 May 2024

Reference is made to the announcement made by Hafnia Limited (the “Company") on 15 May 2024 announcing the Company's first quarter results and cash dividend.

Key information relating to the cash dividend paid by the Company for the first quarter 2024:

•	Dividend amount: 0.3443 per share.

•	Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK.

•	Last day including right to dividends: 21 May 2024.

•	Ex-date: 22 May 2024.

•	Record date: 23 May 2024.

•
Payment date: On or about 29 May 2024 for shares registered in the Depository Trust Company in the United States. Dividends payable to shares registered in Euronext Securities Oslo (VPS) will be distributed on or about 3 Jun 2024.

•	Date of approval: 14 May 2024.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.